UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Seagate Technology Public Limited Company

(Exact name of the registrant as specified in its charter)

Ireland	001-31560	98-0648577
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

38/39 Fitzwilliam Square
Dublin 2
Ireland	N/A
(Address of principal executive offices)	(Zip code)

Kenneth M. Massaroni	(408) 658-1280
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 — Conflict Minerals Disclosure and Report

Item 1.02 — Exhibit

A copy of Seagate Technology plc’s Conflict Minerals Report is provided as Exhibit 1.01 to this Report on Form SD and is publicly available on our website at http://www.seagate.com/about/global-citizenship/.

As a member of the Electronics Industry Citizenship Coalition, Seagate Technology (“Seagate”) has been actively involved in conflict mineral supply chain remediation since 2010. Seagate’s conflict minerals policy is publicly posted at http://www.seagate.com/about/global-citizenship/. Information contained on, or accessible through, our website is not a part of this Report.

Seagate’s hardware products in the aggregate contain tin, tungsten, tantalum and gold necessary to their functionality or production (as defined in Section 1, Item 1.01 (d)(3) of this form). The status of conflict minerals contained within our products is indeterminate for calendar year 2014.

Section 2 — Exhibit

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY
(Registrant)

By:	/s/ PATRICK J. O’MALLEY, III	5/29/2015
(Date)
Name:	Patrick J. O’Malley
Title:	Executive Vice President and Chief Financial Officer

Exhibit

Exhibit 1.01 — Conflict Minerals Report